UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

ANTERO RESOURCES CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

03674X106
(CUSIP Number)

MARCH 20, 2019
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	03674X106	SCHEDULE 13G	Page	2	of	16

1	NAMES OF REPORTING PERSONS Integrated Assets II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,042,760
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,042,760

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,042,760
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	03674X106	SCHEDULE 13G	Page	3	of	16

1	NAMES OF REPORTING PERSONS Cognizant Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 12,018,152
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 12,018,152

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,018,152
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	03674X106	SCHEDULE 13G	Page	4	of	16

1	NAMES OF REPORTING PERSONS ICS Opportunities, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,124,765
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,124,765

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,124,765
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	03674X106	SCHEDULE 13G	Page	5	of	16

1	NAMES OF REPORTING PERSONS Integrated Assets, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 269,265
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 269,265

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,265
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	03674X106	SCHEDULE 13G	Page	6	of	16

1	NAMES OF REPORTING PERSONS Millennium International Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,412,182
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,412,182

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,412,182
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	03674X106	SCHEDULE 13G	Page	7	of	16

1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 15,454,942
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 15,454,942

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,454,942
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	03674X106	SCHEDULE 13G	Page	8	of	16

1	NAMES OF REPORTING PERSONS Millennium Group Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 15,454,942
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 15,454,942

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,454,942
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	03674X106	SCHEDULE 13G	Page	9	of	16

1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 15,454,942
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 15,454,942

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,454,942
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	03674X106	SCHEDULE 13G	Page	10	of	16

Item 1.
	(a)	Name of Issuer:

Antero Resources Corporation, a Delaware corporation (the "Issuer").

	(b)	Address of Issuer’s Principal Executive Offices:

1615 Wynkoop Street Denver, Colorado 80202

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Integrated Assets II LLC c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Cognizant Holdings, Ltd. c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

ICS Opportunities, Ltd. c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Integrated Assets, Ltd. c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Group Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

common stock, par value $0.01 per share ("Common Stock")

	(e)	CUSIP Number:

03674X106

CUSIP No.	03674X106	SCHEDULE 13G	Page	11	of	16

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	03674X106	SCHEDULE 13G	Page	12	of	16

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

   As of the close of business on March 28, 2019:

   i) Integrated Assets II LLC, a Delaware limited liability company ("Integrated Assets II"), beneficially owned 2,042,760 shares of the Issuer’s Common Stock;

   ii) Cognizant Holdings, Ltd., an exempted company organized under the laws of the Cayman Islands ("Cognizant Holdings"), beneficially owned 12,018,152 shares of the Issuer’s Common Stock (consisting of 4,860,552 shares of the Issuer’s Common Stock and listed options to purchase 7,157,600 shares of the Issuer’s Common Stock);

   iii) ICS Opportunities, Ltd., an exempted company organized under the laws of the Cayman Islands ("ICS Opportunities"), beneficially owned 1,124,765 shares of the Issuer’s Common Stock; and

   iv) Integrated Assets, Ltd., an exempted company organized under the laws of the Cayman Islands ("Integrated Assets"), beneficially owned 269,265 shares of the Issuer’s Common Stock, which collectively with the other foregoing reporting persons represented 15,454,942 shares of the Issuer’s Common Stock or 5.0% of the Issuer’s Common Stock outstanding.

   Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the investment manager to Cognizant Holdings, ICS Opportunities and Integrated Assets and may be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings, ICS Opportunities and Integrated Assets.

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the managing member of Integrated Assets II and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets II. Millennium Management is also the general partner of the 100% shareholder of Cognizant Holdings, ICS Opportunities and Integrated Assets and may also be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings, ICS Opportunities and Integrated Assets.

   Millennium Group Management LLC, a Delaware limited liability company ("Millennium Group Management"), is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets II. Millennium Group Management is also the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings, ICS Opportunities and Integrated Assets.

   Israel A. Englander, a United States citizen ("Mr. Englander"), controls the managing member of Millennium Group Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets II, Cognizant Holdings, ICS Opportunities and Integrated Assets.

   The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium Management, Millennium Group Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Assets II, Cognizant Holdings, ICS Opportunities or Integrated Assets, as the case may be.

(b) Percent of Class:

   As of the close of business on March 28, 2019, Millennium Management, Millennium Group Management and Mr. Englander may be deemed to have beneficially owned 15,454,942 shares of the Issuer’s Common Stock or 5.0% of the Issuer’s Common Stock outstanding (see Item 4(a) above), which percentage was calculated based on 308,651,020 shares of Common Stock outstanding as of February 8, 2019, as per the Issuer’s Form 10-K dated February 13, 2019.

CUSIP No.	03674X106	SCHEDULE 13G	Page	13	of	16

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   -0-

(ii) Shared power to vote or to direct the vote

   15,454,942 (See Item 4(b))

 (iii) Sole power to dispose or to direct the disposition of

   -0-

(iv) Shared power to dispose or to direct the disposition of

   15,454,942 (See Item 4(b))

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	03674X106	SCHEDULE 13G	Page	14	of	16

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of March 28, 2019, by and among Integrated Assets II LLC, Cognizant Holdings, Ltd., ICS Opportunities, Ltd., Integrated Assets, Ltd., Millennium International Management LP, Millennium Management LLC, Millennium Group Management LLC and Israel A. Englander.

CUSIP No.	03674X106	SCHEDULE 13G	Page	15	of	16

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: March 28, 2019

INTEGRATED ASSETS II LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
COGNIZANT HOLDINGS, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
INTEGRATED ASSETS, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
MILLENNIUM MANAGEMENT LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
MILLENNIUM GROUP MANAGEMENT LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
/s/ Israel A. Englander
Israel A. Englander

CUSIP No.	03674X106	SCHEDULE 13G	Page	16	of	16

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.01 per share, of Antero Resources Corporation, a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 28, 2019

INTEGRATED ASSETS II LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
COGNIZANT HOLDINGS, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
INTEGRATED ASSETS, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
MILLENNIUM MANAGEMENT LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
MILLENNIUM GROUP MANAGEMENT LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
/s/ Israel A. Englander
Israel A. Englander